Exhibit 3

Part III: **Manner of Operations**

Item 7:   <u>Order Types and Attributes</u>

    a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

        i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

        ii. conditions, including any price conditions (<u>e.g.,</u> how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

        iii. order types designed not to remove liquidity (<u>e.g.,</u> post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

        iv. order types that adjust their price as changes to the order book occur (*e.g.,* price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

        v. whether an order type is eligible for routing to other Trading Centers;

        vi. the time-in-force instructions that can be used or not used with each order type;

        vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

        viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

<u>**Answer:**</u>

<u>Order Types and Order Type Modifiers</u>

The ATS operates two different matching models: (1) a Midpoint book ("Midpoint") that only accepts non-displayed midpoint orders and (2) ASPEN (or the "Adverse Selection Protection Engine"), a full limit order book with optional displayed capability. The ATS uses a matching mechanism which is nearcontinuous and that matches orders at scheduled times ("Match Events"), as discussed further in Part III, Item 11.

As discussed further below, Midpoint only accepts Midpoint Peg Orders (which are not accepted in ASPEN). Any orders entered into IntelligentCross through any other order type (*e.g.*, Market Order, Limit Order, Primary Peg Order (with or without a limit price), and Marketable Peg Order (with or without a limit price)) will default to the ASPEN Fee/Fee book. Only Limit Orders and Primary Peg Orders (with or without a limit price) are eligible to be displayed on the ASPEN Fee/Fee book.

For Midpoint, only orders that have rested on the order book for a minimum period of time are eligible to match. Such "Minimum Resting Periods" are determined by the ATS and set in a stock-specific fashion, similar to Match Events. However, in no event will the minimum resting period exceed 200 milliseconds. There are no Minimum Resting Periods for orders on ASPEN.

Midpoint Peg Orders

Midpoint Peg Orders are orders to buy or sell a stated amount of a security that are to be executed only at the midpoint price of the NBBO in the Midpoint book. The ATS will accept Midpoint Peg Orders with or without a limit price. Midpoint Peg Orders will be non-displayed.

Midpoint Peg Orders with Time-in-Force Instructions

The ATS will accept Midpoint Peg Orders with time-in-force instructions. Midpoint Peg Orders may be so designated, and such orders are orders to buy or sell a stated amount of a security that are to be executed only at the midpoint price of the NBBO in the Midpoint book. The ATS will accept such Peg Orders with or without a limit price, and these orders will be non-displayed. Midpoint Peg Orders with Time-in-Force instructions will be automatically canceled by the ATS within 100 milliseconds of order receipt by the matching engine; 100 milliseconds is the maximum timeframe in which a cancellation will occur. The amount of time until the order will be automatically canceled is calculated from the time of order receipt, and is determined by the ATS and calibrated on a security-by-security basis. The time period until automatic cancellation will be longer than or equal to the "Minimum Resting Period" (as discussed further in Part III, Item 11). The time period until automatic cancellation may be less than the time between Match Events such that the order may be canceled without participating in a Match Event. For example, if, for a particular security, the time period until automatic cancellation is 20 milliseconds but the time between Match Events is 30 milliseconds, it is possible that an order would be entered by a Subscriber and be automatically canceled before the first Match Event subsequent to order entry. The factors that contribute to determining the amount of time until an order is canceled include time of day, price reaction after trades, volume and volatility in the security, average spread, trade size, and other market factors. The time until cancellation is adjusted after enough data points have been accumulated to warrant an adjustment. A Subscriber may cancel such a Midpoint Peg Order at any time before the order is fully executed or the ATS cancels the order.

Below is an example of the operation of a Midpoint Peg Order with Time-in-Force instructions:

Security XYZ has a Match Event Interval to occur between 7 to 12 milliseconds apart.

The next Match Event is scheduled at 10:01:04:010.

At 10:01:04:000, Subscriber A submits a 1000 share Midpoint Peg buy order with a limit price of $25.06 to participate in the Midpoint book for Security XYZ. Assume that the time period until the Midpoint Peg Order is automatically canceled for Security XYZ is 30 milliseconds.

At 10:01:04:005, Subscriber B submits a 500 share sell order with no limit price and a TIF of Day to participate in the Midpoint book for Security XYZ.

At the next scheduled Match Event for Security XYZ, (10:01:04:010), the matching engine retrieves the NBBO and determines that the NBBO is $25.05 by $25.07. The Midpoint price at the time of the Match Event is $25.06 and is the Matching Price. Assuming that Subscriber A's and Subscriber B's orders have met the minimum resting period, Subscriber A will match 500 shares with Subscriber B at $25.06 during the Match Event at 10:01:04:010. Subscriber A's remaining order for 500 shares is eligible to participate in any subsequent Midpoint Match Event occurring prior to the automatic cancellation of the order by the ATS at 10:01:04:030.

Primary Peg Orders

Primary Peg Orders are orders to buy at the NBB, or sell at the NBO, a stated amount of a security that are to be executed only in ASPEN. Orders may be submitted with or without a limit price. Primary Peg Orders may be displayed or non-displayed at the Subscriber's discretion. If a displayed Primary Peg Order would lock or cross contra-side interest displayed inside the ATS or as part of the NBBO, such order will be displayed one minimum price variation less aggressive than the price of displayed contra-side interest inside the ATS or as part of the NBBO and ranked at the price of the contra-side of the NBBO, up to the order's limit price. In the event the displayed contra-side interest inside the ATS or the NBBO updates, such order's displayed price will be updated to the most aggressive price permissible without locking displayed contra-side interest inside the ATS or the NBBO, up to the order's limit price, and such order's ranked price will be updated to the most aggressive price permissible without crossing the NBBO, up to the order's limit price.

Marketable Peg Orders

Marketable Peg Orders are orders to buy at or below the NBO, or sell at or above the NBB, a stated amount of a security that are to be executed only in the ASPEN book. Orders may be submitted with or without a limit price. Marketable Peg Orders will be non-displayed.

Limit Orders

Limit Orders are orders to buy or sell a stated amount of a security at a specified price or better that are to be executed only in the ASPEN book. Limit Orders may be displayed or non-displayed at the Subscriber's discretion. If a displayed Limit Order would lock or cross contra-side interest displayed inside the ATS or as part of the NBBO, such order will be displayed one minimum price variation less aggressive than the price of displayed contra-side interest inside the ATS or as part of the NBBO and ranked at the price of the contra-side of the NBBO, up to the order's limit price. In the event the displayed contra-side interest inside the ATS or the NBBO updates, such order's displayed price will be updated to the most aggressive price permissible without locking displayed contra-side interest inside the ATS or the NBBO, up to the order's limit price, and such order's ranked price will be updated to the most aggressive price permissible without crossing the NBBO, up to the order's limit price.

Market Orders

Market Orders are orders to buy or sell a stated amount of a security that is to be executed at or in between the NBBO only in ASPEN. Market Orders will be non-displayed.

Add Liquidity Only

Subscribers may designate orders as Add Liquidity Only ("ALO"). ALO orders are to be entered only in ASPEN. ALO orders are Limit or Primary Peg orders that rest on the order book instead of the order being able to execute against contra interests that are already on the book at the same price or better price. ALO orders will only interact with other orders if the ALO order would be adding liquidity. Generally, for two given orders the one received first by the matching engine will be deemed to be adding liquidity.

Time-in-Force

The ATS will accept orders with time-in-force instructions of Day, IOC, and Good Till Time. Day will be the default time-in-force instruction. Day orders will be held by the ATS on its books from the time of receipt until the end of Regular Trading Hours. If unfulfilled by the end of Regular Trading Hours, such Day orders will be canceled and the Subscriber who submitted the order will be notified. IOC orders in ASPEN will be held until the completion of the next Match Event, and if unexecuted, will be canceled. IOC in combination with the Midpoint Peg instruction is processed as a Midpoint Peg Order with Time-in-Force Instruction. IOC orders may be submitted with or without a limit price. IOC orders will be non-displayed. Good Till Time orders are eligible for use in the Midpoint book and Hosted Pools and will be held by the ATS on its books from the time of receipt for an amount of time specified by the Subscriber in milliseconds, and if unexecuted, will be canceled. A Good Till Time order will be held for a time that allows it to participate in at least one Match Event even if the order would normally be canceled prior to the Match Event.

<u>*Not Held*</u>

All orders entered into the ATS by Subscribers are Not Held.

<u>*Open Orders*</u>

All open orders are canceled at the end of the trading day.

<u>Routing</u>

IntelligentCross does not support the routing of orders to any other venue.

<u>Message Priority</u>

Incoming orders and related messages are processed in the order in which they are received by the ATS.

<u>Match Priority</u>

Please see Item 11 for a description of the ATS's match priority criteria.

<u>Order Amendment</u>

An open order may be amended by Subscribers to the extent the amendment is received by the ATS before a Match Event involving that order occurs. Order amendments are processed in the order in which they are received by the ATS. The match priority of an order will be preserved when amending the quantity of an order to a value less than the existing quantity of the order; however, the match priority of an order will be lost when amending the quantity of an order to a value greater than the existing quantity or when amending any other value in addition to the quantity of the order.

Order Cancellation

An open order may be canceled by Subscribers to the extent the cancellation order is received by the ATS before a Match Event involving that order occurs. Cancellation orders will cancel all remaining open quantity on an order. Cancellation orders are processed in the order in which they are received by the ATS.

Hosted Pools

The ATS may setup a Hosted Pool, only at the request of a Subscriber, where such Subscriber will designate that trading interest interact with other trading interest entered by that same Subscriber, or with other Subscribers participating in the same Hosted Pool. While the ATS does not restrict Subscribers from requesting to setup a Hosted Pool, the setup of a Hosted Pool is at the ATS' discretion and must be approved by the ATS. The ATS will determine whether or not to offer a Hosted Pool on a Subscriber-by-Subscriber basis. The determination is made by assessing, primarily, the expected order flow volume in the Hosted Pool of that Subscriber.

Each Hosted Pool is limited to the Subscriber on behalf of whom the Hosted Pool was setup and only those Subscribers that were invited by the Subscriber setting up the pool to participate in such Hosted Pool. The ATS does not determine the Subscribers invited to participate in a Hosted Pool. Subscribers are not subject to any specific quoting or liquidity requirements. The ATS, however, will periodically review the activity of each Subscriber in the Hosted Pool and may request that the Subscriber alter their activity (e.g., provide more order flow). Subscribers that fail to act in a manner that the ATS, in its discretion, deems satisfactory may lose access to the Hosted Pool service.

In addition, both the Subscriber setting up a Hosted Pool, and those Subscribers invited to participate in a Hosted Pool, are subject to the ATS' eligibility and exclusion requirements as described in Part III, Items 2 and 3.

The procedures for trading in a Hosted Pool are the same for all Subscribers. Subscribers may enter trading interest in either a principal or agency capacity. Subscribers have the option to designate a single order, conditional order, IOI, Block IOI, or VWAP order to interact in multiple Hosted Pools. The match event process, and processes for interacting in multiple Hosted Pools, are the same as when an order, conditional order, IOI, Block IOI, or VWAP order is designated to interact with a single Hosted Pool. If an order submitted to multiple Hosted Pools is executed in one Hosted Pool, the remaining quantity of the order will automatically be reduced by the executed amount across the Hosted Pools with which it is designated to interact.

If a conditional order or VWAP order submitted to multiple Hosted Pools results in an Invite, the conditional order or VWAP order will be cancelled across the Hosted Pools with which it is designated to interact.

If a Block IOI order submitted to multiple Hosted Pools results in a Request for Commitment, the Block IOI will be cancelled across the Hosted Pools with which it is designated to interact.

When a Subscriber receives notice of an execution, Invite, or Request for Commitment, the message will identify the Hosted Pool generating such activity. An order designated to interact within a Hosted Pool(s) can be designated to only interact with that Hosted Pool(s) or can also be designated to interact with the liquidity outside the Hosted Pool(s) after checking for liquidity available in that Hosted Pool (s). The default state is for an order to only interact with that Hosted Pool (s).

There is no independent Match Event for a Hosted Pool, i.e., only one Match Event occurs per security across the ATS' books and Hosted Pools at a time.; this is true even where interest is designated to interact with multiple Hosted Pools. During a Match Event for a Hosted Pool, the matching engine will, in sequential order: (1) match orders eligible to be matched in Hosted Pools, and then, if so designated, (2) match orders from Hosted Pools with orders outside the Hosted Pools. Matching processes, procedures and parameters are the same for Match Events whether they occur in Hosted Pools or outside of Hosted Pools. For example, any orders from Hosted Pools designated to match with orders outside of Hosted Pools will be subject to the same match priority criteria as those orders outside of Hosted Pools and will queue up with those orders for the purposes of Match Events.

The ATS' Hosted Pools also accept "Conditional Orders." Conditional Orders are not accepted outside of the ATS' Hosted Pools. The ATS' Hosted Pools permit the publication of indications of interest ("IOIs"), which allow participants of a Hosted Pool to send IOIs to any other participant of that Hosted Pool. IOIs contain symbol, side and size. See Part III, Item 9 for a discussion of Conditional Orders and IOIs.

Block IOIs

The ATS offers a Block IOI service in its Hosted Pools only to Sponsored Firms. The ATS, through the Block IOI service, informs Sponsored Firms of contra liquidity in a designated Hosted Pool by responding to IOIs sent by the Sponsored Firm. Block IOIs contain the same information as other IOIs in the Hosted Pools, i.e., symbol, side and size. There also is no minimum size requirement applicable to the Block IOI service. Once informed of a possible match through the Block IOI process, the Sponsored Firm can send a firm order directly to the designated Hosted Pool in the ATS. Block IOIs and the associated processes are described further in Part III, Item 9.

VWAP Orders

The ATS accepts "VWAP Orders" only in the Hosted Pools, and any Subscriber in a Hosted Pool can utilize VWAP Orders.

VWAP Orders follow a similar workflow with regards to the invitation and firm up process as Conditional Orders (as discussed in Part III, Item 9) with certain exceptions. The primary differences include: VWAP Order invitations are only on a one-to-one basis; VWAP Orders have a particular time frame in which to firm up; VWAP Order invitations include matched quantity; and short sale VWAP orders are not accepted in short sale restricted securities.

The matching of VWAP Orders uses price, size, and time priority. VWAP Orders only match with other VWAP Orders. VWAP Orders have a minimum order time (i.e., one (1) minute) and a maximum order time (which is set by the Subscriber), indicating the time period over which to calculate the VWAP. To match, each order's minimum match time must not exceed the maximum match time of the opposing order. The VWAP also must end prior to the end of the trading day.

Once a match is identified, invites are sent to both parties with additional information - match quantity and match time. VWAP Order invitations are sent automatically by the ATS based on the priority stated above only on a one-to-one basis, i.e., only a single invite will be sent, which could generate a single firm up. Match quantity is the smaller of the two quantities of the two orders matched and match time is the smaller of the two specified maximum order times.

Both sides have 500 milliseconds to firm-up by submitting a firm up order in response to the invite. The firm up order will be a limit order with a limit price. Firm up orders that are market orders are rejected. If both parties do not firm up, the VWAP is cancelled, and the party that has firmed-up will receive a cancellation. If a party responds after 500 milliseconds, they will receive a rejection, or if they do not respond, the VWAP is cancelled. Only when both sides firm-up, the VWAP calculation interval begins. Both parties will receive a restatement message to indicate the start of the VWAP calculation interval.

The VWAP is calculated by collecting all executed trades reported via the SIP during the specified interval (with the exception of certain trades with particular condition codes, which are systematically implemented by the ATS). At the end of the calculation interval, both parties will receive a single VWAP execution with a corresponding single price in an execution report. Pursuant to Rule 611 of Regulation NMS, for VWAP Orders, executions may occur outside of the prevailing NBBO.

A VWAP Order can be cancelled at any time. If either firm up order is cancelled within the minimum time requirement (i.e., one (1) minute), then no VWAP print will be returned and there will be no partial fill, and the remaining firm up order will be cancelled. If the firm up order is cancelled during the VWAP calculation interval (after the minimum time requirement), then the quantity filled will be proportional to the elapsed VWAP time and the VWAP price will be the VWAP for the elapsed interval. The minimum quantity (one (1) share) also must be met to allow for a partial fill. In the event a security becomes subject to a trading halt during the VWAP calculation, the firm up orders will be cancelled and no executions will occur. Once a VWAP calculation has started, the only option is to cancel the VWAP Order, and no modifications can be made.

If the calculated VWAP price breaches the specified limit price, and this occurs prior to the minimum time requirement (i.e., one (1) minute), then there will be no partial fills. If the breach occurs after the minimum time requirement, then the quantity filled will be proportional to the elapsed VWAP time, and the VWAP price will be the VWAP for the elapsed interval. The trade that caused the VWAP price to breach will be excluded from the VWAP calculation. If there are no trades during the VWAP calculation interval, then the midpoint of NBBO at the end of the interval will be used for the VWAP price.

If a trade correction/cancellation occurs for a trade that is part of the VWAP calculation, then the final VWAP price will reflect this trade correction/cancellation. Specifically, if the correction or cancellation of the trade results in the VWAP price violating a limit price constraint for either of the counterparties, then the VWAP trade will be cancelled. The cancellation/correction can happen during or after the VWAP calculation interval. In both cases, the VWAP trade will need to be manually corrected.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.